Exhibit 12

Palace Entertainment Holdings, Inc.

Statement of the Calculation of Earnings to Fixed Charges

(in thousands except for ratio amounts)

	Successor	Predecessor/Pre-Acquisition
	Post-Acquisition For the Period April 13 to December 31, 2006	For the Period January 1 to April 12, 2006	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004

Earnings
Net Income (Loss)	$3,562	$(18,153)	$(11,090)	$(34,496)
Add: Fixed Charges	17,001	8,079	28,265	26,595

Subtotal	20,563	(10,074)	17,175	(7,902)

Less: Interest Capitalized			—	(2,233)
Total Earnings	20,563	(10,074)	17,175	(10,134)

Fixed Charges
Interest Expense	12,877	6,732	22,963	21,438
Estimate of the Interest Within Operating Leases	4,124	1,347	5,302	5,157

Fixed Charges	17,001	8,079	28,265	26,595

Ratio of Earnings to Fixed Charges	1.21	(1.25)	0.61	(0.38)

Amount of Additional (Loss) Income Necessary to Achieve Fixed Charge Ratio 1:1	$(3,562)	$18,153	$11,090	$36,729